SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Dividend Payment details

Shareholder approval was granted at the annual general meeting of Ryanair Holdings plc ("Ryanair" or the "Company"), on 21 September, 2011 in The Radisson Hotel, Dublin Airport, Co. Dublin, Ireland, to pay a special dividend on 30 November 2012. The special dividend will be paid, at a gross rate of €0.34 per ordinary share, less dividend withholding tax where applicable. Key dates in respect of the dividend are as follows:

Date	Action
AGM Date	Friday 21st September 2012
Ex - Dividend Date	Wednesday 14th November 2012
Record Date	Friday 16th November 2012
DWT Exemption Cut Off Date	Friday 16th November 2012
Currency Election Cut Off Date	Friday 16th November 2012
Currency Conversion Date (date on which the rate of exchange is set for converting Currency Elections into the appropriate foreign currency equivalent of the euro dividend payable)	Friday 23rd November 2012
Dividend Post Out Date	Thursday 29th November
Dividend Payment Date	Friday 30th November

Ends.                                                                                                                                                                                                                                                                                                                                                                                21 September, 2012

Contact:
Juliusz Komorek
Company Secretary - Ryanair Holdings plc
+353 1 812 1212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 21 September, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary